FMI COMMON STOCK FUND, INC. (FMIMX)
 Performance Summary

	Performance as of Current Month-End 7-31-10	Performance as of Most Recent Quarter-End 6-30-10

Month-to-Date	4.29%	-6.27%
3 Month	-8.32%	-8.25%
Calendar Year-to-Date	4.09%	-0.19%
1 Year	13.37%	21.16%
3 Year Annualized	0.54%	-2.26%
5 Year Annualized	5.56%	5.80%
10 Year Annualized	9.62%	9.44%
15 Year Annualized	10.49%	10.51%
20 Year Annualized	11.34%	10.79%
25 Year Annualized	10.26%	10.14%
Since Inception Annualized (12-18-81)	11.91%	11.78%

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be lower or higher than the performance quoted.

For more information about the FMI Family of Funds, including fees and expenses, call (800) 811-5311 for a free prospectus (also available from this website www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.